Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	DSW Inc. Form 10-K for year ended January 30, 2010 Filed March 24, 2010 Form 8-K Filed February 8, 2011 File No. 1-32545
Dear Mr. Reynolds:
On behalf of DSW Inc. (the “Company”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated February 17, 2011, with respect to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.
Form 8-K, Report Date, February 8, 2011
1.	We note the statement that exhibits and schedules are omitted pursuant to Item 601(b)(2) of regulation S-K. It is unclear if you have provided a list briefly identifying the contents of all omitted schedules or similar supplements. Please revise or advise.
RESPONSE
We propose to file an amendment to the Company’s Form 8-K, dated February 8, 2011, which will have an amended version of Exhibit 2.1. The amended Exhibit 2.1 will have the following language at the end of the document:
List of Omitted Schedules and Exhibits
Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Agreement and Plan of Merger, by and among DSW Inc., DSW MS LLC and Retail Ventures, Inc., dated February 8, 2011, have not been provided herein:

Schedules
Retail Ventures, Inc. Disclosure Schedules
Schedule 1.7- Designated Director
Schedule 3.1(a)- Organization, Standing and Power
Schedule 3.1(b)- Capital Structure
Schedule 3.1(c)- Authority
Schedule 3.1(d)- SEC Documents; Financial Statements, Undisclosed Liabilities
Schedule 3.1(e)- Compliance with Applicable Laws and Reporting Requirements
Schedule 3.1(f)- Legal Proceedings
Schedule 3.1(g)- Taxes
Schedule 3.1(h)- Benefit Plans
Schedule 3.1(i)- Absence of Certain Changes or Events
Schedule 4.1(a)- Ordinary Course
Schedule 4.1(b)- Dividends; Changes in Stock
Schedule 4.1(c)- Issuance of Securities
Schedule 4.1(f)- No Dispositions
Schedule 4.1(g)- Indebtedness
Schedule 4.1(j)- Compensation and Benefit Plans
Schedule 4.1(k)- No Liquidation
Schedule 4.1(l)- Litigation
Schedule 4.1(n)- Agreements
Schedule 5.13(a)- Statement of Net Assets- Basis of Presentation
DSW Inc. Disclosure Schedules
Schedule 3.2(c)- Authority
Schedule 3.2(d)- SEC Documents; Undisclosed Liabilities
Schedule 4.2(e)- DSW Indebtedness
Exhibits
N/A
The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.
Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 872-1250.

Very truly yours,
/s/ Douglas J. Probst
Douglas J. Probst
Executive Vice President and Chief Financial Officer